SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for February 2006

(Commission File No. 1-15024)

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒      Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐      No:  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐      No:  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐      No:  ☒

Enclosures:

1.               Novartis shareholders approve ninth consecutive higher dividend payment at 2005 Annual General Meeting (Basel, February 28, 2006)

2.               Novartis receives “approvable letter” from the FDA for zoledronic acid 5 mg in the treatment of Paget’s disease of the bone (Basel, February 24, 2006)

3.               Novartis and Alnylam announce new collaboration to develop RNAi therapeutics for pandemic flu (Basel, Switzerland, and Cambridge, Massachusetts, February 21, 2006)

4.               Novartis completes divestment of Nutrition & Santé unit (Basel, February 17, 2006)

5.               Novartis and Idenix seek European approval of telbivudine (LDT600) for the treatment of patients with chronic hepatitis B (Basel, February 7, 2006)

6.               Novartis receives European Commission approval to acquire Chiron (Basel, February 6, 2006)

Investor Relations	Novartis International AG CH-4002 Basel Switzerland Novartis Corporation 608 Fifth Avenue New York, NY 10020 USA

- Investor Relations Release -

Novartis shareholders approve ninth consecutive higher dividend payment at 2005 Annual General Meeting

•                  Dividend of CHF 1.15 per share a 10% increase over 2004 payout thanks to dynamic business performance

•                  Shareholders approve all proposals from Board of Directors

•                  Celebrating the 10th year of Novartis

Basel, February 28, 2006 – Novartis shareholders today approved all proposals of the Board of Directors, including the ninth consecutive annual dividend increase to CHF 1.15 per share as well as changes to the Articles of Incorporation and the election of some Board members.

A total of 2,407 shareholders were present at the Annual General Meeting held in Basel, representing 785,048,761 voting shares and 28.7% of the 2,739,171,000 shares issued.

Dividend payment increases 10%

In the light of strong 2005 business results, shareholders approved a dividend payment of CHF 1.15 per share for 2005, up 10% from CHF 1.05 in 2004. This higher dividend marks the ninth consecutive higher payout per share since the creation of Novartis in December 1996. The payment date is set for March 3, 2006.

The successful business performance in 2005 was marked by Group sales of USD 32.2 billion, with health care accounting for 96% of sales compared to 46% at the start of Novartis in 1996. The dynamic growth in sales during 2005 was accompanied by a strong expansion in profitability and free cash flow.

“Thanks to our strategy of continuing to intensify our focus on health care and innovation, we once again achieved record results in 2005. The key drivers are our investments in research and development as well as marketing. Our pipeline is rated as one of the best in the industry and will continue to sustain growth. We look forward in 2006 to submitting several new medicines for approval that offer significant new benefits to patients, particularly Rasilez® for hypertension and Galvus® for diabetes,” said Dr. Daniel Vasella, Chairman and CEO of Novartis, at the Annual General Meeting.

“These positive developments are due not only to our strategic direction but also to the competence and engagement of our employees, and I would again like to thank them for their extraordinary achievements,” Dr. Vasella said.

Board proposals approved

Shareholders also approved the elimination of the 12-year limitation on board membership, as outlined in Article 21 of the Articles of Incorporation. The elimination of this limitation, which emanated from the merger negotiations, will allow for greater continuity at theBoard of Directors, which is important in view of the complexities of a highly technical and global business.

Professor Dr. Helmut Sihler, who as Vice Chairman and independent Lead Director has played a crucial role in shaping the success of Novartis since its creation, retired from the Board of Directors at the meeting. Professor Dr. Ulrich Lehner is the new independent Lead Director and Vice Chairman. Professor Dr. Lehner will chair the Audit and Compliance Committee. The Compensation Committee will be chaired by Hans-Joerg Rudloff, who is also Vice Chairman of the Board of Directors.

Members of the Board of Directors who were re-elected at the meeting for three-year terms were Professor Srikant M. Datar, Ph.D., Professor William W. George, Dr.-Ing. Wendelin Wiedeking, and Professor Rolf M. Zinkernagel, M.D.

Andreas von Planta, J.D., was elected to the Board of Directors for a three-year term. Dr. von Planta, 50, is a partner with Lenz & Staehelin, an international law firm based in Zurich and Geneva. The Board of Directors will continue to consist of 12 members.

Celebrating 10 years of Novartis in 2006

Dr. Vasella underlined the commitment of Novartis to addressing the needs of patients worldwide, strengthening its medicine-based portfolio of innovation-based pharmaceuticals, low-cost generics and readily available OTC brands as well as expanding access-to-medicines programs.

Highlighting the successes since the creation of Novartis in 1996, Dr. Vasella said Novartis will continue to invest in innovation, particularly in its industry-leading pipeline with 76 compounds in development, of which 45 are new chemical entities (NCEs). At the same time, the use of generic medicines will continue to gain significance. Industry estimates calling for worldwide generics sales to grow about 11% annually between 2005 and 2010 compared to expectations for about 6% growth in patented pharmaceuticals.

Through these complementary activities in medicine, Novartis is taking a differentiated and leading position in the pharmaceuticals industry, one which anticipates how to respond to industry shaping trends such as demographic shifts and lifestyle changes, and efforts by countries around the world to manage overall healthcare costs.

The dynamic performance in 2005 provided funds to expand the access-to-medicines programs which in 2005 reached about USD 700 million , helping some 6.5 million patients worldwide. These programs grant assistance to patients who are uninsured or have insufficient financial resources. A program for Gleevec®/Glivec®, a leading targeted anti-cancer therapy for certain forms of leukemia and other tumors, has helped in 2005 more than 15,500 patients in 70 countries. In the developing world, Novartis is distributing its novel anti-malaria medicine Coartem® at cost as well as providing treatments for tuberculosis and free medicines to all patients to help eradicate leprosy.

This release contains certain forward-looking statements relating to the Company’s business, which can be identified by the use of forward-looking terminology such as “will advance”, “are likely to”, “could be”, “might be adapted to”, “our hope is that it will open”, “would be expected”, “may lead”, “may not be”, “potential”, “could cause”, “could provide”, “may be”, “are confident in”, “to help prepare for the possibility”, or similar expressions, or by express or implied discussions regarding the potential development and commercialization of new products or regarding potential future sales from any such products. Such statements reflect the current views of the Company with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results to be materially different from any future results, performances or achievements that may be expressed or implied by such forward-looking statements. There can be no guarantee that the aforementioned collaboration and research will lead to the development or commercial-ization of any new products in any market, or that any such products will reach any particular sales levels. Any such commercialization or sales can be affected by, among other things, uncertainties relating to product development and clinical trials, regulatory actions or delays or government regulation generally, the ability to obtain or maintain patent or other proprietary intellectual property protection and competition in general, as well as factors discussed in the Company’s Form 20-F filed with the Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected. The Company is providing this information as of this date and does not undertake any obligation to update any forward-looking statements contained in this document as a result of new information, future events or otherwise

About Novartis

Novartis AG (NYSE: NVS) is a world leader in offering medicines to protect health, cure disease and improve well-being. Our goal is to discover, develop and successfully market innovative products to treat patients, ease suffering and enhance the quality of life. Novartis is the only company with leadership positions in both patented and generic pharmaceuticals. We are strengthening our medicine-based portfolio, which is focused on strategic growth platforms in innovation-driven pharmaceuticals, high-quality, low-cost generics and leading self-medication OTC brands. In 2005, the Group’s businesses achieved net sales of USD 32.2 billion and net income of USD 6.1 billion. Approximately USD 4.8 billion was invested in R&D. Headquartered in Basel, Switzerland, Novartis Group companies employ approximately 91,000 people and operate in over 140 countries around the world. For more information, please visit http://www.novartis.com.

# # #

Novartis Global Investor Relations

Karen J. Huebscher, Ph.D. +41 61 324 84 33

International office		North American office

Katharina Ambühl	+41 61 324 53 16	Ronen Tamir	+1 212 830 24 33

Nafida Bendali	+41 61 324 35 14	Jill Pozarek	+1 212 830 24 45

Richard Jarvis	+41 61 324 43 53

Silke Zentner	+41 61 324 86 12

e-mail: investor.relations@novartis.com		e-mail: investor.relations@novartis.com

Fax: +41 61 324 84 44		Fax: +1 212 830 24 05
www.novartis.com		www.novartis.com

Investor Relations	Novartis International AG CH-4002 Basel Switzerland Novartis Corporation 608 Fifth Avenue New York, NY 10020 USA

- Investor Relations Release -

Novartis receives “approvable letter” from the FDA for zoledronic acid 5 mg in the treatment of Paget’s disease of the bone

Basel, February 24, 2006 – Novartis announced today that it has received an “approvable letter” from the US Food and Drug Administration (FDA) for zoledronic acid (5mg infusion), which is under review for the treatment of Paget’s disease of the bone. Paget’s disease is a chronic and sometimes painful disorder affecting more than one million people in the US.

The “approvable letter” is a notification that the FDA is prepared to approve the drug and contains conditions that the applicant must meet prior to obtaining final US marketing approval. This is the second approvable letter received for zoledronic acid for this indication. In this case, the FDA has requested additional data from the ongoing clinical trial program in osteoporosis.

Novartis is confident that providing this additional information to the FDA will help obtain final approval by the end of 2006 and allow this important therapy to be offered to patients living with Paget’s disease. Submission for osteoporosis in the US and EU remains planned for 2007.

Zoledronic acid 5 mg, under the trade name Aclasta®, has been approved in 41 countries worldwide, including the EU, for the treatment of Paget’s disease.

The foregoing press release contains forward-looking statements that can be identified by the use of forward-looking terminology such as “confident,” “will,” “planned,” or by express or implied discussions regarding potential regulatory approvals, potential future regulatory filings or potential future sales of zoledronic acid (5 mg infusion). Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. There can be no guarantee that any future regulatory filings will satisfy the FDA’s requirements regarding zoledronic acid, that zoledronic acid will be approved for any additional indication, that zoledronic acid (5 mg infusion) will be brought to market in the US for the treatment of Paget’s disease or any additional indication, or that the product will reach any particular level of sales. In particular, management’s expectations regarding the approval and commercialization of this product could be affected by, among other things, additional analysis of clinical data; new clinical data; unexpected clinical trial results; unexpected regulatory actions or delays, or government regulation generally; the company’s ability to obtain or maintain patent or other proprietary intellectual property protection; competition in general; government, industry, and general public pricing pressures; as well as the additional factors discussed in the Novartis AG’s Form 20-F filed with the US Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected. Novartis is providing this information as of this date and does not undertake any obligation to update any forward-looking statements contained in this document as a result of new information, future events or otherwise.

About Novartis

Novartis AG (NYSE: NVS) is a world leader in offering medicines to protect health, treat disease and improve well-being. Our goal is to discover, develop and successfully market innovative products to treat patients, ease suffering and enhance the quality of life. Novartis is the only company with leadership positions in both patented and generic pharmaceuticals. We are strengthening our medicine-based portfolio, which is focused on strategic growth platforms in innovation-driven pharmaceuticals, high-quality and low-cost generics and leading self-medication OTC brands. In 2005, the Group’s businesses achieved net sales of USD 32.2 billion and net income of USD 6.1 billion. Approximately USD 4.8 billion was invested in R&D. Headquartered in Basel, Switzerland, Novartis Group companies employ approximately 91,000 people and operate in over 140 countries around the world. For more information, please visit http://www.novartis.com.

# # #

Novartis Global Investor Relations

Karen J. Huebscher, Ph.D. +41 61 324 84 33

International office		North American office

Katharina Ambühl	+41 61 324 53 16	Ronen Tamir	+1 212 830 24 33

Nafida Bendali	+41 61 324 35 14	Jill Pozarek	+1 212 830 24 45

Richard Jarvis	+41 61 324 43 53

Silke Zentner	+41 61 324 86 12

e-mail: investor.relations@novartis.com		e-mail: investor.relations@novartis.com

Fax: +41 61 324 84 44		Fax: +1 212 830 24 05
www.novartis.com		www.novartis.com

Novartis International AG Novartis Communications CH-4002 Basel Switzerland Tel +41 61 324 2200 Fax+ 41 61 324 3300 Internet Address: http://www.novartis.com

MEDIA RELEASE   •   COMMUNIQUE AUX MEDIAS   •   MEDIENMITTEILUNG

Novartis and Alnylam announce new collaboration to develop RNAi therapeutics for pandemic flu

Basel, Switzerland, and Cambridge, Massachusetts, February 21, 2006 – Novartis and Alnylam Pharmaceuticals, Inc. announced today the formation of a new collaboration to develop therapeutics for pandemic flu based on RNA interference (RNAi).

Novartis and Alnylam will advance RNAi therapeutics for pandemic flu to initial clinical testing and, if successful, regulatory approval. This new alliance leverages Alnylam’s expertise in RNAi as well as the capabilities and experience of Novartis in bringing innovative therapeutics to patients. Financial terms were not disclosed.

The two companies already have a multi-year alliance signed in September 2005 that is focused on the discovery of innovative therapeutics based on RNAi across multiple disease areas in the Novartis research portfolio.

“We are delighted to work with our colleagues at Alnylam to devise new therapies for influenza. The influenza virus, through rapid mutation and potential inter-species transfer, represents an epidemic threat to the citizens of all countries. Multiple therapies are likely to be required both to prevent and to treat influenza,” said Mark Fishman, M.D., President of the Novartis Institutes for BioMedical Research.

“An RNAi therapeutic could be an innovative modality, crippling the virus through incapacitating several genes. In addition, such drugs might be adapted to new strains as they emerge. Of course the technology is young and is just now being tested in early clinical trials, but our hope is that it will open new therapeutic frontiers,” said Dr. Fishman.

Alnylam announced in December 2005 that it had selected its pandemic flu program for development. The company also announced that it had received initial government funding for the program from the US Department of Defense’s “Defense Advanced Research Projects Agency” (DARPA). The program is seeking to develop RNAi therapeutic targeting sequences, both specific for particular strains and conserved strains across all flu strains, including those of avian origin. This RNAi therapeutic would be expected to have anti-viral activity against any newly emerging strain of influenza that may cause human disease and lead to a pandemic, including any variant of the H5N1 strain.

“Having experienced the benefits of collaborating with Novartis over the last several months, we are delighted to partner with them in tackling what may be the biggest public health threat facing the world today,” said John Maraganore, Ph.D., President and Chief Executive Officer of Alnylam

Pharmaceuticals. “Working together with Novartis and government agencies, we are confident in our ability to harness the power of RNAi to help prepare for the possibility of a global influenza pandemic. This new collaboration significantly enhances the efforts we announced in December 2005 to advance our RNAi therapeutic program in pandemic flu toward the clinic.”

About pandemic influenza

An influenza pandemic is a global outbreak of disease that occurs when a new flu virus appears in the human population, causes serious illness, and spreads easily from person to person. Experts believe that current vaccines and existing anti-viral agents may not be sufficient to protect against newly emerging strains of influenza virus. Over the last several years, a highly virulent new strain of avian flu (H5N1) has become endemic in the poultry population in Southeast Asia, has spread to parts of Europe and Africa, and has caused significant mortality in humans that have been infected. The World Health Organization (WHO) and Centers for Disease Control and Prevention (CDC) have expressed major concern about the potential for this virus to mutate into a form that could cause a global pandemic of human disease.

About RNA interference (RNAi)

RNA interference, or RNAi, is a naturally occurring mechanism within cells for selectively silencing and regulating specific genes. Since many diseases are caused by the inappropriate activity of specific genes, the ability to silence genes selectively through RNAi could provide a new way to treat a wide range of human diseases. RNAi is induced by small, double-stranded RNA molecules. One method to activate RNAi is with chemically synthesized small interfering RNAs, or siRNAs, which are double-stranded RNAs that are targeted to a specific disease-associated gene. The siRNA molecules are used by the natural RNAi machinery in cells to cause highly targeted gene silencing.

This release contains certain forward-looking statements relating to the Company’s business, which can be identified by the use of forward-looking terminology such as “will advance”, “are likely to”, “could be”, “might be adapted to”, “our hope is that it will open”, “would be expected”, “may lead”, “may not be”, “potential”, “could cause”, “could provide”, “may be”, “are confident in”, “to help prepare for the possibility”, or similar expressions, or by express or implied discussions regarding the potential development and commercialization of new products or regarding potential future sales from any such products. Such statements reflect the current views of the Company with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results to be materially different from any future results, performances or achievements that may be expressed or implied by such forward-looking statements. There can be no guarantee that the aforementioned collaboration and research will lead to the development or commercial-ization of any new products in any market, or that any such products will reach any particular sales levels. Any such commercialization or sales can be affected by, among other things, uncertainties relating to product development and clinical trials, regulatory actions or delays or government regulation generally, the ability to obtain or maintain patent or other proprietary intellectual property protection and competition in general, as well as factors discussed in the Company’s Form 20-F filed with the Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected. The Company is providing this information as of this date and does not undertake any obligation to update any forward-looking statements contained in this document as a result of new information, future events or otherwise.

About Novartis

Novartis AG (NYSE: NVS) is a world leader in offering medicines to protect health, treat disease and improve well-being. Our goal is to discover, develop and successfully market innovative products to treat patients, ease suffering and enhance the quality of life. Novartis is the only company with leadership positions in both patented and generic pharmaceuticals. We are strengthening our medicine-based portfolio, which is focused on strategic growth platforms in innovation-driven pharmaceuticals, high-quality and low-cost generics and leading self-medication OTC brands. In 2005, the Group’s businesses achieved net sales of USD 32.2 billion and net income of USD 6.1 billion. Approximately USD 4.8 billion was invested in R&D. Headquartered in Basel, Switzerland, Novartis Group companies employ approximately 91,000 people and operate in over 140 countries around the world. For more information, please visit http://www.novartis.com.

# # #

© 2001 Novartis AG, Legal Disclaimer

Novartis International AG Novartis Communications CH-4002 Basel Switzerland Tel +41 61 324 2200 Fax+ 41 61 324 3300 Internet Address: http://www.novartis.com

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Novartis completes divestment of Nutrition & Santé unit

Basel, February 17, 2006 – Novartis announced today that it has completed the divestment of its Nutrition & Santé business unit pursuant to the agreement signed in November 2005 with funds managed by ABN AMRO Capital France.

Nutrition & Santé holds the remaining dietary food assets of the former “Health and Functional Food” business unit, which were not sold to Associated British Foods plc in November 2002. At the time of the divestiture, Nutrition & Santé was classified as a non-core asset and has since been included within the Medical Nutrition business unit results.

About Novartis

Novartis AG (NYSE: NVS) is a world leader in offering medicines to protect health, cure disease and improve well-being. Our goal is to discover, develop and successfully market innovative products to treat patients, ease suffering and enhance the quality of life. Novartis is the only company with leadership positions in both patented and generic pharmaceuticals. We are strengthening our medicine-based portfolio, which is focused on strategic growth platforms in innovation-driven pharmaceuticals, high-quality and low-cost generics and leading self-medication OTC brands. In 2005, the Group’s businesses achieved net sales of USD 32.2 billion and net income of USD 6.1 billion. Approximately USD 4.8 billion was invested in R&D. Headquartered in Basel, Switzerland, Novartis Group companies employ approximately 91,000 people and operate in over 140 countries around the world. For more information, please visit http://www.novartis.com.

# # #

© 2001 Novartis AG, Legal Disclaimer

Investor Relations	Novartis International AG CH-4002 Basel Switzerland Novartis Corporation 608 Fifth Avenue New York, NY 10020 USA

- Investor Relations Release -

Novartis and Idenix seek European approval of telbivudine (LDT600) for the treatment of patients with chronic hepatitis B

• Telbivudine represents a potential new standard of care for hepatitis B treatment through rapid and sustained viral suppression

• US and European submissions now completed, submissions in key Asian markets planned to be completed in the first quarter 2006

• GLOBE study results show that after one year telbivudine provided superior response on all evaluated virologic markers compared to lamivudine

Basel, February 7, 2006 - Novartis and Idenix Pharmaceuticals, Inc. announced today the European submission of telbivudine (LTD600) for approval as a novel treatment for patients affected by chronic hepatitis B (CHB), a potentially fatal disease estimated to affect more than three million people in Europe1 and over 350 million people worldwide.

The European submission, done through the centralized procedure to the Committee for Medicinal Products for Human Use (CHMP), is the second in a series aimed at obtaining approvals for telbivudine (600 mg dose) as an orally active, once-daily nucleoside analogue. Telbivudine was recently filed with the US Food and Drug Administration for approval. Novartis expects to submit applications for approval in key Asian markets during the first quarter of 2006.

“Telbivudine has shown the potential to set a standard of care for the treatment of patients with hepatitis B through rapid and sustained viral suppression. The European filing is a significant step toward making this new treatment option available to more than three million patients estimated to be affected by the chronic hepatitis B virus in Europe,” said

Dr. James Shannon, Global Head of Development, Novartis Pharma AG. “Novartis is committed to developing a range of novel therapies to help patients manage chronic hepatitis B as well as other serious infectious diseases.”

The European submission was based primarily on one-year data from the GLOBE study, the largest registration trial for a chronic hepatitis B treatment. The GLOBE study is an ongoing two-year Phase III clinical trial comparing telbivudine with a standard therapy, lamivudine, in the treatment of 1,367 adults with chronic hepatitis B. The study is being conducted at 112 clinical centers in 20 countries worldwide, including the Czech Republic, France, Germany, Greece, Italy, Poland, Spain, Turkey and the United Kingdom. GLOBE is the first international hepatitis B study to include clinical sites and patients in China.

Chronic hepatitis B is the most common serious liver infection in the world that can cause liver failure, cirrhosis (scarring), liver cancer and death2. It is caused by the hepatitis B virus (HBV), which infects the liver2. HBV is 50-to-100 times more infectious than HIV (the virus that causes AIDS)3. Chronic hepatitis B is the tenth leading cause of death worldwide4. It affects approximately 350 million people worldwide and is responsible for up to 80 percent of the world’s cases of primary liver cancer5. Each year approximately 1.2 million people die worldwide from hepatitis B-related chronic liver disease4. In Europe there are considerable regional differences in the prevalence of chronic hepatitis B ranging from below 0.1% in Northwestern Europe to up to 8% in Eastern and Southern Europe6.

Despite the availability of treatments for chronic hepatitis B, significant unmet needs still exist including the need for improved response rates, better-long-term efficacy, reduced rates of drug resistance, improved safety and tolerability, and more convenient dosing regimens.

Idenix/Novartis Collaboration

Idenix is developing its hepatitis B clinical product candidates, telbivudine and valtorcitabine, in collaboration with Novartis Pharma AG under a development and commercialization arrangement established in May 2003. The collaboration arrangement further provides that Novartis Pharma AG and Idenix will co-promote telbivudine and valtorcitabine and other product candidates that Novartis Pharma AG has licensed, if successfully developed and approved for marketing, in the United States, France, Germany, Italy, Spain and the UK. Novartis Pharma AG holds the exclusive license to commercialize telbivudine and valtorcitabine in the rest of the world. The collaboration also provides Novartis Pharma AG with an exclusive option to license and collaborate with Idenix in the development and commercialization of other product candidates in Idenix’s portfolio, including valopicitabine (NM283), a direct antiviral for the treatment of chronic hepatitis C.

About Novartis

Novartis AG (NYSE: NVS) is a world leader in offering medicines to protect health, treat disease and improve well-being. Our goal is to discover, develop and successfully market innovative products to treat patients, ease suffering and enhance the quality of life. Novartis is the only company with leadership positions in both patented and generic pharmaceuticals. We are strengthening our medicine-based portfolio, which is focused on strategic growth platforms in innovation-driven pharmaceuticals, high-quality and low-cost generics and leading self-medication OTC brands. In 2005, the Group’s businesses achieved net sales of USD 32.2 billion and net income of USD 6.1 billion. Approximately USD 4.8 billion was invested in R&D. Headquartered in Basel, Switzerland, Novartis Group companies employ approximately 91,000 people and operate in over 140 countries around the world. For more information, please visit http://www.novartis.com.

This release contains certain “forward-looking statements”, relating to the Group’s business, which can be identified by the use of forward-looking terminology such as “potential”, “planned”, “expects”, “will”, “option,” or similar expressions, or by express or implied discussions regarding the potential approval of telbivudine by regulatory authorities, or regarding potential future sales of telbivudine. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results with telbivudine to be materially different from any future results, performance or achievements expressed or implied by such statements. There can be no guarantee that telbivudine will be approved for sale in any market, or that it will reach any particular level of revenue. Management’s expectations regarding telbivudine could be affected by, among other things, uncertainties relating to clinical trials, including new clinical data and additional analysis of existing clinical data; unexpected regulatory actions or delays or government regulation generally; the company’s ability to obtain or maintain patent or other proprietary intellectual property protection; Idenix’s dependence on its collaboration with Novartis Pharma AG; Idenix’s ability to obtain additional funding required to conduct its research, development and commercialization activities; competition in general; government, industry, and general public pricing pressures; as well as other risks and factors referred to in the Company’s current Form 20-F on file with the U.S. Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

References

1 The European Liver Patients Association. European Liver Patients Association The Liver Report – Liver Disease in Europe and the Mediterranean Basin. April 2005.

2 Centers for Disease Control and Prevention. Hepatitis B Frequently Asked Questions. Available at: www.cdc.gov/ncidod/diseases/hepatitis/b/faqb.htm Accessed 12/8/05

3 World Health Organization. Hepatitis B Fact Sheet Number 204 Available at www.who.int/mediacentre/factsheets/fs204/en/print.html Accessed 12/8/05

4 Lavanchy D. J Viral Hepat. 2004 Mar 11 (2): 97-107

5 World Health Organization. Expanded programme on immunization hepatitis B vaccine – making global progress. Available at www.childrensvaccine.org/files/WHO_hep_B_update.pdf Accessed 12/8/05

6 Robert Koch Institut. Epidemiologisches Bulletin. 18. November 2005 / Nr. 46

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Novartis Global Investor Relations

Karen J. Huebscher, Ph.D. +41 61 324 84 33

International office		North American office

Katharina Ambühl	+41 61 324 53 16	Ronen Tamir	+1 212 830 24 33

Nafida Bendali	+41 61 324 35 14	Jill Pozarek	+1 212 830 24 45

Richard Jarvis	+41 61 324 43 53

Silke Zentner	+41 61 324 86 12

e-mail: investor.relations@novartis.com		e-mail: investor.relations@novartis.com

Fax: +41 61 324 84 44		Fax: +1 212 830 24 05
www.novartis.com		www.novartis.com

Novartis International AG Novartis Communications CH-4002 Basel Switzerland Tel +41 61 324 2200 Fax+ 41 61 324 3300 Internet Address: http://www.novartis.com

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Novartis receives European Commission approval to acquire Chiron

Basel, February 6, 2006 – Novartis announced today that it has received approval from the European Commission to acquire the remaining shares of Chiron Corporation that it does not currently own. This follows approval by the US Federal Trade Commission in December 2005 and clearance by the Committee on Foreign Investment in the US under Exon-Florio in January 2006.

The US Securities and Exchange Commission’s review of Chiron’s Proxy Statement is ongoing and is expected to be completed during the first quarter of 2006. Following this review, a meeting of Chiron shareholders to vote on the merger will be scheduled.

This document contains “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act. Forward-looking statements are statements that are not historical facts and are generally identified by the words “is expected”, “will”, or similar expressions, or by express or implied discussions regarding strategies, plans and expectations (including synergies). These statements include, but are not limited to, financial projections and estimates and their underlying assumptions, statements regarding the benefits of the business transactions described herein, including future financial and operating results. Such statements reflect the current plans, expectations, objectives, intentions or views of management with respect to future events, are based on the current beliefs and expectations of management and are subject to significant risks, uncertainties and assumptions. Management’s expectations could be affected by, among other things, competition in general, the general economic environment and other risks such as, but not limited to, those referred to in Novartis AG’s Form 20-F on file with the U.S. Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may differ materially from those set forth or implied by the forward-looking statements.

About Novartis

Novartis AG (NYSE: NVS) is a world leader in offering medicines to protect health, treat disease and improve well-being. Our goal is to discover, develop and successfully market innovative products to treat patients, ease suffering and enhance the quality of life. Novartis is the only company with leadership positions in both patented and generic pharmaceuticals. We are strengthening our medicine-based portfolio, which is focused on strategic growth platforms in innovation-driven pharmaceuticals, high-quality and low-cost generics and leading self-medication OTC brands. In 2005, the Group’s businesses achieved net sales of USD 32.2 billion and net income of USD 6.1 billion. Approximately USD 4.8 billion was invested in R&D. Headquartered in Basel, Switzerland, Novartis Group companies employ approximately 91,000 people and operate in over 140 countries around the world. For more information, please visit http://www.novartis.com.

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© 2001 Novartis AG, Legal Disclaimer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date: March 1, 2006	By:	/s/ Malcolm B. Cheetham

	Name:	Malcolm B. Cheetham
	Title:	Head Group Financial
Reporting and Accounting